Rockfish Seafood Grill, Inc.

Independent Auditor’s Report and Consolidated Financial Statements

December 30, 2015 and December 24, 2014

Rockfish Seafood Grill, Inc.

December 30, 2015 and December 24, 2014

Independent Auditor’s Report

Board of Directors

Rockfish Seafood Grill, Inc.

Richardson, Texas

We have audited the accompanying consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiary (Company), which comprise the consolidated balance sheets as of December 30, 2015 and December 24, 2014, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for the year ended December 30, 2015 and the eighteen month period ended December 24, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Rockfish Seafood Grill, Inc.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockfish Seafood Grill, Inc. and its subsidiary as of December 30, 2015 and December 24, 2014, and the results of their operations and their cash flows for the year ended December 30, 2015 and the eighteen month period ended December 24, 2014, in accordance with accounting principles generally accepted in the United States of America.

Dallas, Texas
September 13, 2016

Rockfish Seafood Grill, Inc.

Consolidated Balance Sheets

	December 30, 2015	December 24, 2014
Assets

Current Assets
Cash	$—	$203,469
Inventories	163,521	172,113
Prepaid expenses and other current assets	376,255	77,538

Total current assets	539,776	453,120

Property and Equipment, Net	3,854,875	3,240,880

Other Assets
Intangibles, net	673,750	821,250
Loan costs, net	17,058	34,612

Total other assets	690,808	855,862

Total assets	$5,085,459	$4,549,862

Liabilities and Stockholder’s Deficit

Current Liabilities
Bank overdraft	$132,209	$—
Related party debt	1,051,000	567,686
Accounts payable	1,841,329	1,582,108
Accrued expenses	781,955	971,050
Related party accrued interest	131,814	3,408,582
Deferred revenue	25,112	25,297

Total current liabilities	3,963,419	6,554,723

Long-term Liabilities
Related party debt	6,164,534	5,950,000
Deferred rent	517,666	338,316

Total long-term liabilities	6,682,200	6,288,316

Total liabilities	10,645,619	12,843,039

Stockholder’s Deficit
Common stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	9,029,237	4,712,313
Accumulated deficit	(14,589,398)	(13,005,491)

Total stockholder’s deficit	(5,560,160)	(8,293,177)

Total liabilities and stockholder’s deficit	$5,085,459	$4,549,862

See Notes to Consolidated Financial Statements	3

Rockfish Seafood Grill, Inc.

Consolidated Statements of Operations

	Year Ended December 30, 2015	Eighteen Months Ended December 24, 2014

Restaurant Revenue	$21,367,068	$31,598,643
Cost of Revenues	7,100,410	10,631,162

Gross profit	14,266,658	20,967,481

Operating Costs and Expenses
Restaurant expenses	12,453,887	18,779,973
Depreciation and amortization of property and equipment and intangibles	759,704	1,044,830
Impairment loss	—	244,817
General and administrative	1,741,870	2,859,664

Total operating costs and expenses	14,955,461	22,929,284

Operating Loss	(688,803)	(1,961,803)

Gain on Forgiveness of Debt	—	4,369,774
Interest Expense
Third party interest expense	—	190,653
Related party	863,104	1,060,964
Other	—	45,806

Provision for State Income Taxes	32,000	46,063

Net Income (Loss)	$(1,583,907)	$1,064,485

See Notes to Consolidated Financial Statements	4

Rockfish Seafood Grill, Inc.

Consolidated Statements of Changes in Stockholder’s Deficit

Year Ended December 30, 2015 and the Eighteen Months Ended December 24, 2014

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, June 26, 2013	1,000	$1	$3,779,999	$(14,069,976)	$(10,289,976)

Net income	—	—	—	1,064,485	1,064,485

Cash capital contribution from ultimate parent	—	—	932,314	—	932,314

Balance, December 24, 2014	1,000	1	4,712,313	(13,005,491)	(8,293,177)

Net loss	—	—	—	(1,583,907)	(1,583,907)

Debt and accrued interest forgiven by ultimate parent recorded as capital contributions	—	—	4,316,924	—	4,316,924

Balance, December 30, 2015	1,000	$1	$9,029,237	$(14,589,398)	$(5,560,160)

See Notes to Consolidated Financial Statements	5

Rockfish Seafood Grill, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 30, 2015	Eighteen Months Ended December 24, 2014
Operating Activities
Net income (loss)	$(1,583,907)	$1,064,485
Items not requiring (providing) cash
Depreciation and amortization of property and equipment and intangibles	759,704	1,044,830
Forgiveness of long-term debt	—	(4,369,774)
Impairment loss	—	244,817
Noncash interest expense	34,612	117,250
Paid in kind interest on related party debt	214,534	—
Changes in
Inventories	8,592	3,771
Prepaid expenses and other current assets	(298,717)	(24,572)
Accounts payable	259,221	798,167
Accrued expenses	(189,095)	256,704
Deferred revenue	(185)	(134,281)
Deferred rent	179,350	(30,852)
Related party accrued interest	455,412	1,060,963

Net cash provided by (used in) operating activities	(160,479)	31,508

Investing Activities
Purchase of property and equipment	(1,226,199)	(1,146,592)

Net cash used in investing activities	(1,226,199)	(1,146,592)

Financing Activities
Bank overdraft	132,209	—
Capital contribution from ultimate parent	—	932,314
Principal payments on long-term debt	—	(1,240,719)
Proceeds from issuance of related party debt	1,051,000	2,400,000
Principal payments on related party debt	—	(1,082,314)

Net cash provided by financing activities	1,183,209	1,009,281

Decrease in Cash	(203,469)	(105,803)

Cash, Beginning of Period	203,469	309,272

Cash, End of Period	$—	$203,469

Noncash Financing Activities
Related party debt and accrued interest forgiven and recorded as capital contributions	$4,316,924	$—

Leasehold improvements paid for by lessor	$—	$153,475

Supplemental Cash Flows Information
Interest paid	$154,232	$89,074
State income taxes paid	$30,063	$38,205

See Notes to Consolidated Financial Statements	6

Rockfish Seafood Grill, Inc.
Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Note 1:     Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rockfish Seafood Grill, Inc. is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC on July 28, 2008. The Company currently operates 12 restaurants in Texas under the name Rockfish Seafood Grill. The Company is 100% owned by Rockfish Holdings, LLC (Parent). Rockfish Seafood Grill, Inc. owns 100% of a subsidiary, Rockfish Beverage Corporation, Inc. (collectively, the Company). The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to the assessment of recoverability of property and equipment and intangible assets.

Fiscal Year

The Company reports on a 52/53 week period. The year ended December 30, 2015, consisted of 53 weeks and the eighteen months ended December 24, 2014, consisted of 79 weeks. The Company changed year end from the 52/53 week period ending in June to December and therefore, the period ended December 24, 2014, includes approximately 18 months.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents.

Inventory

Inventories consist of food, beverages and alcohol, and are stated at the lower of cost or market using the first-in, first-out method.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Property and Equipment

Property and equipment are stated at the fair value established at the date the Company acquired the assets in a business combination or cost, less accumulated depreciation and amortization. Depreciation and amortization is charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods. The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Leasehold improvements	11-15 years
Restaurant equipment	5-10 years
Furniture, fixtures and computer equipment	3-7 years

Intangible Assets

Effective June 28, 2012, the beginning of fiscal 2013, the Company began amortizing the tradename and recipes on a straight-line basis over their respective estimated remaining useful lives. The Company assigned a 10-year life for the tradename and a five-year life for the recipes. During the year ended December 30, 2015 and the eighteen months ended December 24, 2014, because of operating performance indicators, the Company determined that impairment indicators did exist and performed an impairment test for its tradename and recipes. That analysis includes estimates such as projected revenues (Level 3 input), royalty rates and discount rates. Management concluded that these assets were not impaired. Level 3 inputs are unobservable inputs supported by little or no market activity and are significant inputs to the fair value determination of assets or liabilities.

Long-lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

During the year ended December 30, 2015 and the eighteen months ended December 24, 2014, the Company determined that impairment indicators for certain restaurant locations indicated that the carrying value of certain leasehold improvements, equipment and furniture and fixtures may not be recoverable. The impairment indicators resulted from poor operating performance at these locations. Impairment charges of approximately $0 and $244,817 were recorded during the year ended December 30, 2015 and the eighteen months ended December 24, 2014, respectively. Fair value was determined using projected cash flows of the respective discrete locations cash flows which are considered to be Level 3 fair value inputs. Level 3 inputs are unobservable inputs supported by little or no market activity and are significant inputs to the fair value determination of assets or liabilities. The impairment losses have been recorded in the accompanying consolidated statements of operations.

Loan Costs

Loan costs are amortized to interest expense on a straight-line basis, which approximates the interest method, over the term of the underlying debt. Amortization of loan costs totaled approximately $18,000 and $46,000 for the year ended December 30, 2015 and the eighteen months ended December 24, 2014, respectively.

As discussed in Note 5, during the eighteen-month period ended December 24, 2014, a portion of the Company’s debt was forgiven by the third party lender. The related unamortized loan costs were written off as a result of the forgiveness.

Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed increases of the minimum rental rate during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the minimum lease term plus expected renewals and records the difference between the amounts charged to expense and the rent paid as deferred rent. Any lease incentives or allowances are recorded as deferred rent and amortized on a straight-line basis over the expected life of the lease as a reduction in rent expense.

Revenue Recognition

Revenue from the sale of food, beverage and alcohol is recognized as the products are sold. Proceeds from the sale of gift cards are recorded as deferred revenue. The Company also records into revenue an estimate of gift cards that are not expected to be redeemed based on historical redemption patterns. Promotions and comps, totaling approximately $973,000 and $1,297,000 for the year ended December 30, 2015 and the eighteen months ended December 24, 2014, respectively, are recorded as a reduction to revenues.

During the eighteen months ended December 24, 2014, the Company changed the accounting method by which it recognized deferred revenue and gift card breakage. Prior to 2014, the Company recorded all unredeemed gift cards as deferred revenue. During 2014, the Company elected to report deferred revenue for gift cards that it estimates are likely to be redeemed. This resulted in an increase in revenues and reduced the net loss during 2014 by approximately $240,000.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 30, 2015 and the eighteen months ended December 24, 2014, totaled approximately $166,000 and $194,000, respectively, and is included in restaurant expenses in the accompanying consolidated statements of operations.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Pre-opening Expenses

Salaries, personnel training costs and other expenses of opening new restaurants are charged to expense as incurred.

Note 2:     Liquidity Matters and Management’s Plans

The Company incurred a net loss of $1,584,000 and used cash in operations of $160,000 during the year ended December 30, 2015. At December 30, 2015, the Company had a working capital deficiency of approximately $3,400,000.

During fiscal 2014, the Company negotiated a full settlement of debt with its senior lender (see Note 5. In connection with the settlement, the Company paid approximately $900,000 to its senior lender, which was funded by Capital Point Partners, L.P. (Capital Point) (the prior majority member of Company’s parent) and the balance of approximately $4,124,000, plus accrued interest of $246,000 was forgiven. In March 2015, the Company restated their related party notes with Capital Point to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018. During March 2015, Capital Point’s membership interest in Rockfish Holdings, LLC was acquired by Princeton Capital Corporation (Princeton), with Princeton becoming the majority owner. In June 2015, the Company restated their related party note with Princeton to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments. Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The note bears interest at 8% and matured June 29, 2016. The Company recorded the debt forgiveness as a contribution to capital of approximately $4,317,000 during the year ended December 30, 2015.

To address operating performance among other steps, management has closed certain poorly performing stores and opened two new locations in September 2014 and November 2015. These changes are expected to positively impact EBITDA during the next 12 months. The Company’s ability to service its debt and other obligations as they come due is dependent on continuing to improve its performance, the continued willingness of its majority owner, Princeton, to not require repayments of debt or accrued interest, the continued financial support to provide the necessary funding to support operating cash flow needs and is dependent on improved performance of the stores. Rockfish received a written commitment from Princeton to fund operating cash flow needs through December 31, 2017. Additionally, Princeton is in the process of extending the due date on the revolving promissory note.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Note 3:     Property and Equipment

Property and equipment consists of the following:

	December 30, 2015	December 24, 2014

Leasehold improvements	$6,572,693	$5,527,807
Construction in process	—	129,561
Furniture, fixtures and computer equipment	665,885	617,647
Restaurant equipment	1,682,384	1,433,022
Total	8,920,962	7,708,037

Less accumulated depreciation	(5,066,087)	(4,467,157)

Property and equipment, net	$3,854,875	$3,240,880

Depreciation and amortization expense of property and equipment for the year ended December 30, 2015 and the eighteen months ended December 24, 2014, totaled $612,204 and $833,580, respectively.

Note 4:     Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows:

	December 30, 2015
	Gross	Accumulated Amortization	Net
Amortized intangible assets
Tradename	$895,000	$(309,750)	$585,250
Recipes	295,000	(206,500)	88,500

Intangible assets	$1,190,000	$(516,250)	$673,750

	December 24, 2014
	Gross	Accumulated Amortization	Net
Amortized intangible assets
Tradename	$895,000	$(221,250)	$673,750
Recipes	295,000	(147,500)	147,500

Intangible assets	$1,190,000	$(368,750)	$821,250

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Amortization expense for the year ended December 30, 2015 and the eighteen months ended December 24, 2014, was $147,500, and $211,250, respectively. At December 30, 2015 and the weighted-average remaining amortization period was 5.85.

Estimated future amortization of intangible assets are as follows for the years ending after December 30, 2015:

2016	$147,500
2017	118,000
2018	88,500
2019	88,500
2020	88,500
Thereafter	142,750

$673,750

Note 5: Long-term Debt

On June 11, 2014, the Company negotiated a full settlement of debt with its senior lender. In connection with the settlement the Company paid approximately $900,000 (which was funded by Capital Point) and the balance of approximately $4,124,000 and accrued interest of $246,000 was forgiven. The forgiveness of debt and accrued interest has been recorded in the accompanying consolidated statement of operations for the eighteen months ended December 30, 2014.

Note 6: Related Party Debt and Accrued Interest

During July 2008, the Company entered into a senior promissory note with Capital Point bearing interest at 13% payable quarterly with all principal and interest due in July 2015; secured by all assets of the Company; subordinate to all debt with commercial bank. During the eighteen-month period ended December 24, 2014, Capital Point advanced another $900,000 under this senior promissory note increasing the principal balance due under the note to $5,950,000. Additional unsecured bridge loans of $1,500,000 were made during the eighteen-month period ended December 24, 2014, resulting in total aggregate unsecured advances of $1,650,000 through December 24, 2014. During 2014, the Company also received approximately $932,000 in cash equity contributions from Capital Point and this amount was used to pay down the unsecured bridge loans and together with an additional payment of $150,000 resulted in an amount due under the unsecured advances of $567,686 at December 24, 2014. These amounts were due currently and do not bear interest. At December 24, 2014, accrued interest due to Capital Point totaled approximately $3,409,000.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

In March 2015, Capital Point’s membership interest in Rockfish Holdings, LLC and related party note were acquired by Princeton Capital Corporation (Princeton), with Princeton becoming the majority owner.

In March 2015, the Company restated their related party note and note agreement with Capital Point to increase the face value of the note to combine the $5,950,000 senior note balance and $567,686 unsecured advances into a $6,517,686 note payable and to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018. In June 2015, the Company restated their related party note with Princeton to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments.

In connection with this agreement, Princeton converted $567,686 of debt, and all outstanding accrued interest of $3,749,238 to equity. This resulted in a total contribution to equity of $4,316,924. Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The note bears interest at 8% and matures June 29, 2016.

At December 30, 2015, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note plus accrued paid in kind interest of $214,534 rolled into this note balance due in March 2018, and a senior revolving note with a balance of $1,051,000 due in June 2016. Princeton is in the process of extending the due date of the revolving note payable. At December 30, 2015, accrued interest due to Princeton totaled approximately $132,000.

Note 7:     Stock Options

The Company issued stock options to two executive members of management during the year ended June 26, 2013. The stock options vest over a period of 10 years and expire if unexercised after 10 years. The options have accelerated vesting provisions if certain financial performance measures are met or a change of control event occurs. During the year ended December 30, 2015, 103.8961 options were canceled. At December 30, 2015, there were 194.8052 options outstanding all of which had vested. At December 24, 2014, there were 298.7013 options outstanding, none of which were vested. The value of these options at the grant date was determined to be insignificant.

Note 8:     Related Party Transactions

The Company has a management agreement with Princeton (formerly Capital Point). The Management Agreement provided for semi-annual payments of $125,000 payable in advance. The agreement was terminated during the year ended December 30, 2015. During the year ended December 30, 2015 and the eighteen months ended December 24, 2014, the Company incurred management fees of $0 and $375,000, respectively.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Note 9: Operating Leases

The Company leases restaurant facilities and office space under operating leases having terms expiring at various dates through September 2024. Generally, the restaurant leases have renewal clauses to extend the terms of the various leases for periods ranging from 5-20 years at the option of the Company. Certain restaurant leases contain provisions for contingent rent based upon a percentage of gross sales, as defined in the lease agreements. Rent expense for the years ended December 30, 2015 and December 24, 2014, was approximately $1,495,000 and $2,310,000, respectively. No contingent rental amounts were incurred during the year ended December 30, 2015, and eighteen months ended December 24, 2014.

Future minimum lease payments at December 30, 2015, were as follows:

2016	$1,346,172
2017	963,818
2018	393,592
2019	308,413
Thereafter	1,777,481

$4,789,476

Note 10:     Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 30, 2015 and December 31, 2014, are as follows:

	2015	2014
Current deferred tax asset (liability)
Accrued expenses	$26,900	$9,300
Deferred rent	176,000	115,200
Other	22,400	44,500
Valuation allowance	(225,300)	(169,000)

Total current deferred tax asset	$—	$—

Long-term deferred tax asset (liability)
Property and equipment	$124,600	$645,700
Related party interest	117,700	1,158,900
Intangibles	589,000	639,500
Net operating loss carryforward	1,917,700	1,747,400
Valuation allowance	(2,749,000)	(4,191,500)

Total long-term deferred tax asset	$—	$—

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Differences between statutory income tax rates and the Company’s effective income tax rate for the year ended December 30, 2015 and the eighteen-month period ended December 24, 2014, were primarily caused by the increase in the valuation allowance, which at December 30, 2015 and December 24, 2014, totaled approximately $2,974,300 and $4,361,000, respectively, amounts not deductible for income tax purposes and other adjustments. The valuation allowance decreased by approximately $1,386,000 from December 24, 2014 to December 30, 2015, and decreased by approximately $376,000 from the prior fiscal year end to December 24, 2014. The Company has a federal net operating loss carryforward of approximately $5,600,000 at December 30, 2015, that begins to expire in 2029. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

Note 11:     Accrued Expenses

Accrued expenses consist of the following:

	December 30, 2015	December 24, 2014

Payroll and payroll related	$378,062	$406,636
Property taxes	47,062	59,811
Sales and use taxes	276,444	307,834
Other	80,387	196,769

Total	$781,955	$971,050

Note 12:     Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Vendor Concentrations

Purchases from two vendors represented approximately 65% and 48% of the Company’s cost of revenues for the year ended December 30, 2015 and the eighteen months ended December 24, 2014, respectively.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 30, 2015 and December 24, 2014

Note 13:     Subsequent Events

The Company closed one of its stores in January 2016.

Subsequent events have been evaluated through September 13, 2016, which is the date the financial statements were available to be issued.